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2015 WASHTENAW AVENUE • ANN ARBOR, MI 48104 • PHONE (734) 741-5858 • FAX (734) 741-5859
• E-Mail: information@university-bank.com
• Web Site: http://www.university-bank.com

September 4, 2007

Attn : Chris Harley

This letter is to confirm our conversation of today extending our response due date to your August 21st letter until September 7, 2007.

Dennis Agresta

Controller

University Bank

UNIVERSITY BANK'S VISION: WE BUILD THE FOUNDATION FOR YOUR FUTURE.

EQUAL HOUSING LENDER • MEMBER FDIC

UNIVERSITY BANK'S VISION: WE BUILD THE FOUNDATION FOR YOUR FUTURE.

EQUAL HOUSING LENDER • MEMBER FDIC